UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 4, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Adolor Corporation

File No. 333-96333 - CF#21707

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Adolor Corporation submitted an application under Rule 24b-2 requesting an extension of a prior grant of confidential treatment for information it excluded from Exhibit 10.2 to a Form S-1 filed on February 8, 2000, as amended, as modified by the same contract refiled with fewer redactions as Exhibit 10.1 to a Form 8-K filed on September 3, 2008.

Based on representations by Adolor Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2 through March 31, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

David L. Orlic
Special Counsel